EXHIBIT 12

CBRE GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Income from continuing operations before provision for income taxes	$880,726	$879,730	$777,262	$508,985	$489,478
Less: Equity income from unconsolidated subsidiaries	197,351	162,849	101,714	64,422	60,729
Income (loss) from continuing operations attributable to non-controlling interests	12,091	11,745	29,000	7,569	(9,697)
Add: Distributed earnings of unconsolidated subsidiaries	29,031	36,630	27,903	33,302	20,199
Fixed charges	227,505	198,996	209,839	260,327	245,322

Total earnings before fixed charges	$927,820	$940,762	$884,290	$730,623	$703,967

Fixed charges:
Portion of rent expense representative of the interest factor (1)	$82,654	$77,431	$74,717	$68,950	$70,254
Interest expense	144,851	118,880	112,035	135,082	175,068
Write-off of financing costs on extinguished debt	—	2,685	23,087	56,295	—

Total fixed charges	$227,505	$198,996	$209,839	$260,327	$245,322

Ratio of earnings to fixed charges:	4.08	4.73	4.21	2.81	2.87

(1)	Represents one-third of operating lease costs, which approximates the portion that relates to intererst.